Exhibit 107

Calculation of Filing Fee Table

Form S-8
(Form Type)

Gaming and Leisure Properties, Inc.
(Exact name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.01 per share, to be issued pursuant to the Gaming and Leisure Properties, Inc. Amended and Restated 2013 Long-Term Incentive Compensation Plan	Rule 457(c) and Rule 457(h)	4,500,000(3)	$46.18(2)	$207,810,000(2)	$0.00015310	$31,815.71
Total Offering Amounts				$—	$207,810,000	$—	$31,815.71
Total Fee Offsets				—	—	—	—
Net Fee Due				—	—	$—	$31,815.71

(1)Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the amount to be registered also covers any additional shares of the Registrant’s common stock, par value $0.01 per share (“Common Stock”), as the case may be, that become issuable under the Gaming and Leisure Properties, Inc. Amended and Restated 2013 Long-Term Incentive Compensation Plan (the “Plan”) by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected that results in an increase to the number of outstanding shares of Registrant’s Common Stock.
(2)Estimated in accordance with Rule 457(c) and Rule 457(h) solely for the purposes of calculating the registration fee and based on the average of the high and low prices of the Registrant’s Common Stock as reported on the Nasdaq Global Select Market on July 25, 2025, which date is within five business days prior to the filing of this Registration Statement.
(3)Represents an additional 4,500,000 shares of the Registrant’s Common Stock that became available for issuance on June 12, 2025 under the Plan, upon adoption of the Plan by the Registrant’s shareholders.

104047646.1